Exhibit 21.1

BLUEBIRD BIO, INC.

The following is a list of subsidiaries of the Company as of December 31, 2015:

Name	Jurisdiction of Incorporation
bluebird bio, Inc.	Delaware
bluebird bio Securities Corporation	Massachusetts
bluebird bio France, SARL	France
bluebird bio Australia PTY LTD	Australia
bluebird bio (Bermuda) Ltd.	Bermuda
Precision Genome Engineering, Inc.	Washington